Exhibit 99.7

SPECTRAL IP, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(Effective as of [__, 2025])

I. Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the board of directors (the “Board”) of Spectral IP, Inc. (the “Company”) is to oversee the Company’s director nomination and selection processes, the Company’s corporate governance policies and procedures, and any related matters required by the federal securities laws.

II. Membership

The Committee shall consist of three or more directors. Each member of the Committee shall be independent in accordance with the rules of The Nasdaq Stock Market LLC (“Nasdaq”), subject to any applicable exceptions.

The members of the Committee shall be appointed by the Board based on recommendations from the Committee. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

III. Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

A. To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

B. To identify and evaluate individuals qualified to become members of the Board, consistent with the Director Criteria. When considering any candidate or nominee to serve on the Board, the Committee shall seek to attain diversity and balance among directors of race, gender, geography, thought, viewpoints, backgrounds, skills, experience, and expertise. The Committee shall consider any director candidates recommended by the Company’s stockholders pursuant to the procedures set forth in the Company’s bylaws and described in the Company’s proxy statement or other applicable laws, rules and regulations.

C. To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders.

D. To develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, to review these principles at least once a year and to recommend any changes to the Board.

E. To periodically review the Company’s leadership structure and recommend to the Board any changes that the Committee deems appropriate.

F. To oversee the Company’s corporate governance policies and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies, and procedures in the Company’s corporate governance framework.

G. To develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and to oversee the conduct of this annual evaluation.

H. To review the Board’s committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairpersons annually.

I. If a vacancy on the Board and/or any Board committee occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

J. To develop and recommend to the Board for approval standards for determining whether a director has a relationship with the Company that would impair its independence.

K. To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be, included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

L. To develop and recommend to the Board for approval a Company code of business conduct and ethics (the “Code”).

M. To monitor compliance with the Code, to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code. The Committee must also consider and discuss and, as appropriate, grant requested waivers from the Code brought to the attention of the Committee, though the Committee may defer any decision with respect to any waiver to the Board. The Committee will review and reassess the adequacy of this Code at least annually, and recommend to the Board any changes the Committee determines are appropriate.

IV. Outside Advisors

The Committee shall have the authority, in its sole discretion, to select, retain, and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation and oversee the work of any director search firm engaged by the Committee.

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of executive search firms and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of any executive search firm or other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to any search consultants or other advisors engaged by the Committee.

The director search firm, executive search firm, and any other experts or advisors retained by the Committee shall be independent as determined in the discretion of the Committee.

V. Structure and Operations

The Board shall designate a member of the Committee as the chairperson.

The Committee shall meet as often and at such times and places as it deems necessary to fulfill its responsibilities.

The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee may invite such members of management to its meetings as it deems appropriate. However, the Committee shall meet regularly without such members present.

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

VI. Delegation of Authority

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

VII. Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

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